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September 16, 2020

Via EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:       Liberty Broadband Corporation — Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Liberty Broadband Corporation (“Liberty Broadband”), we enclose herewith for filing under the Securities Act of 1933, as amended, Liberty Broadband’s Registration Statement on Form S-4 (the “Form S-4”), which includes the joint preliminary proxy statement/prospectus of Liberty Broadband and GCI Liberty, Inc. (“GCI Liberty”), relating to the registration of the distribution of the following securities to be issued to holders of GCI Liberty capital stock (as defined below) at the effective time of the first merger (as defined below): (i) shares of Liberty Broadband Series B common stock, par value $0.01 per share (“Liberty Broadband Series B common stock”), (ii) shares of Liberty Broadband Series C common stock, par value $0.01 per share (“Liberty Broadband Series C common stock”), and (iii) shares of Liberty Broadband Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Liberty Broadband Preferred Stock”).

Liberty Broadband, GCI Liberty, Grizzly Merger Sub 1, LLC, a wholly owned subsidiary of Liberty Broadband, and Grizzly Merger Sub 2, Inc., a wholly owned subsidiary of Grizzly Merger Sub 1, LLC, entered into an Agreement and Plan of Merger (as may be amended from time to time, the “merger agreement”), that provides for the acquisition of GCI Liberty by Liberty Broadband. Subject to approval of the stockholders of Liberty Broadband and GCI Liberty and the satisfaction or (to the extent permitted) waiver of certain other closing conditions as described in the Form S-4, Liberty Broadband will acquire GCI Liberty through the merger of Grizzly Merger Sub 2, Inc. with and into GCI Liberty, with GCI Liberty surviving this merger and becoming an indirect wholly owned subsidiary of Liberty Broadband (the “first merger”). Immediately following the first merger, GCI Liberty, as the surviving corporation of the first merger, will merge with and into Grizzly Merger Sub 1, LLC (together with the first merger, the “combination”), with Grizzly Merger Sub 1, LLC surviving this subsequent merger as a wholly owned subsidiary of Liberty Broadband.

At the effective time of the first merger:

•	each share of GCI Liberty Series A common stock, par value $0.01 per share (“GCI Liberty Series A common stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares (as defined in the Form S-4)) will be converted into the right to receive 0.580 of a share of Liberty Broadband Series C common stock;

•	each share of GCI Liberty Series B common stock, par value $0.01 per share (“GCI Liberty Series B common stock”), issued and outstanding immediately prior to the effective time (other than excluded shares (as defined in the Form S-4)) will be converted into the right to receive 0.580 of a share of Liberty Broadband Series B common stock; and

•	each share of GCI Liberty Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“GCI Liberty Preferred Stock,” and together with the GCI Liberty Series A common stock and GCI Liberty Series B common stock, the “GCI Liberty capital stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares) will be converted into the right to receive one share of newly issued Liberty Broadband Preferred Stock.

The Form S-4 and its enclosures describe the combination in greater detail.

Securities and Exchange Commission	- 2 -	September 16, 2020

Each of Liberty Broadband and GCI Liberty will hold a special meeting for its respective stockholders to vote on certain matters in connection with the combination. At the Liberty Broadband special meeting, Liberty Broadband stockholders will be asked to consider and vote on (i) a proposal to approve the adoption of the merger agreement and (ii) a proposal to approve the issuance of shares of Liberty Broadband Series C common stock, Liberty Broadband Series B common stock and Liberty Broadband Preferred Stock to GCI Liberty stockholders in connection with the combination contemplated by the merger agreement and shares of Liberty Broadband Series C common stock and Liberty Broadband Series B common stock to John C. Malone, the Chairman of the Board of Liberty Broadband and GCI Liberty, pursuant to an exchange agreement by and among Mr. Malone, a revocable trust of which Mr. Malone is the sole trustee and beneficiary and Liberty Broadband. At the GCI Liberty special meeting, GCI Liberty stockholders will be asked to consider and vote on a proposal to approve the adoption of the merger agreement.

We have been advised that a filing fee in the amount of $1,145,915 has been paid in connection with the filing of the Form S-4 by wire transfer from Liberty Broadband’s account at Wells Fargo Bank N.A. in Englewood, Colorado to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri.  U.S. Bank was instructed to note that Liberty Broadband’s Central Index Key (CIK) is 0001611983.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2572, Email: beverly.reyes@bakerbotts.com.

Very truly yours,

/s/ Beverly B. Reyes

Beverly B. Reyes

cc:	Liberty Broadband Corporation

GCI Liberty, Inc.

Renee L. Wilm

Brittany A. Uthoff

Debevoise & Plimpton LLP

Jeffrey J. Rosen

Michael A. Diz

Baker Botts L.L.P.

Samantha H. Crispin

Nicole Perez